Exhibit 99.1

Press Release

GasLog Partners LP Reports Financial Results for the Three-Month Period and the Year Ended December 31, 2022 and Declares Cash Distribution

Majuro, Marshall Islands, January 26, 2023, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), an international owner and operator of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period and the year ended December 31, 2022.

Highlights

•	Extended the time charter agreement of the Methane Becki Anne, a tri-fuel diesel electric (“TFDE”) LNG carrier, with a wholly owned subsidiary of Shell plc (“Shell”) exercising their five-year option to extend, with the contract now due to expire in 2029. Also, extended the time charter agreement of the Methane Jane Elizabeth with a subsidiary of Cheniere Energy Inc. (“Cheniere”) exercising their option to extend for another year and entered into a one-year time charter agreement for the TFDE LNG carrier GasLog Seattle with a Swiss-headquartered energy trading company

•	Completed the sale and lease-back of the Methane Heather Sally, a steam turbine propulsion (“Steam”) LNG carrier for $50.0 million, with no repurchase option or obligation

•	Repurchased $10.5 million of preference units in the open market in the fourth quarter of 2022 and a total of $49.2 million of repurchased preference units during 2022

•	Repaid $21.7 million of debt and lease liabilities during the fourth quarter of 2022, bringing total debt repayment to $115.7 million during 2022 (excluding $65.1 million of total prepayments with respect to the sale of the Methane Shirley Elisabeth and the sale and lease-back of the Methane Heather Sally)

•	Recognized a non-cash impairment loss of $4.4 million in the fourth quarter of 2022 on the book values of two Steam vessels of the Partnership, built in 2006 and 2007

•	Quarterly Revenues, Profit, Adjusted Profit(1) and Adjusted EBITDA(1) of $105.0 million, $40.6 million, $44.8 million and $81.1 million, respectively

•	Annual Revenues, Profit, Adjusted Profit(1) and Adjusted EBITDA(1) of $371.0 million, $119.0 million, $139.3 million and $274.6 million, respectively

•	Quarterly Earnings/(loss) per unit (“EPU”) of $0.66 and Adjusted EPU(1) of $0.74

•	Annual EPU of $1.77 and Adjusted EPU(1) of $2.15

•	Declared cash distribution of $0.01 per common unit for the fourth quarter of 2022
•	On January 24, 2023, the Partnership received an unsolicited non-binding proposal from GasLog Ltd. (“GasLog”) to acquire all of the outstanding common units representing limited partner interests of the Partnership not already beneficially owned by GasLog, at an aggregate purchase price of $7.70 per common unit in cash

CEO Statement

Paolo Enoizi, Chief Executive Officer, commented: “The Partnership delivered strong financial results in the fourth quarter of 2022, taking advantage of market conditions to secure a series of term charters at attractive rates during the course of the year. The Partnership enters 2023 with a charter backlog of approximately $729.0 million of contracted time charter revenues and fixed charter coverage of about 87.0% of its total days in 2023, with the majority of our open days in the seasonally stronger fourth quarter, further enhancing our cash flow visibility in 2023.

Overall, the term fixtures in 2022 supported the disciplined execution of our capital allocation strategy, helping us make meaningful progress towards our leverage targets and strengthening our balance sheet with the repurchase of $49.2 million in preference units in the year, or approximately $68.0 million since inception of the repurchase plan in August 2021, which is also improving the Partnership’s all-in break-even levels in our fleet. Our ability to capture the market and our continued focus on our capital allocation strategy keep delivering shareholder value, helping us make progress towards our long-term goals, and will position us to take advantage of accretive growth opportunities.

Lastly, on January 24, 2023, the Partnership received an unsolicited non-binding proposal from GasLog to acquire all of the outstanding common units not already owned by GasLog for an aggregate purchase price of $7.70 per common unit in cash, which our board of directors and conflicts committee are in the process of reviewing.”

Financial Summary

	For the three months ended				For the years ended
(All amounts expressed in thousands of U.S. dollars, except per unit amounts)	December 31, 2021	December 31, 2022	% change		December 31, 2021	December 31, 2022	% change
Revenues	88,167	104,974	19%		326,142	371,034	14%
(Loss)/profit	(70,784)	40,593	(157%	)	5,726	118,986	1,978%
EPU, common (basic)	(1.50)	0.66	(144%	)	(0.47)	1.77	(477%	)
Adjusted Profit (1)	30,691	44,818	46%		99,845	139,287	40%
Adjusted EBITDA (1)	64,171	81,061	26%		230,584	274,574	19%
Adjusted EPU, common (basic) (1)	0.45	0.74	64%		1.39	2.15	55%

There were 1,288 available days (2) for the quarter ended December 31, 2022, as compared to 1,380 available days (2) for the quarter ended December 31, 2021. The quarter-over-quarter decrease is attributable to the sale of the Methane Shirley Elisabeth in the third quarter of 2022.

4

Revenues were $105.0 million for the quarter ended December 31, 2022, compared to $88.2 million for the same period in 2021. The increase of $16.8 million is mainly attributable to a net increase in revenues from our vessels operating in the spot and short-term markets in the fourth quarter of 2022, in line with the continued strength of the LNG shipping spot and short-term markets. This increase was partially offset by a decrease in revenues due to the sale of the Methane Shirley Elisabeth in the third quarter of 2022.

Vessel operating costs were $18.0 million for the quarter ended December 31, 2022, compared to $18.9 million for the same period in 2021. The decrease of $0.9 million in vessel operating costs is mainly attributable to a more favorable EUR/USD exchange rate in the fourth quarter of 2022 compared to the same period in 2021, and the sale of the Methane Shirley Elisabeth in the third quarter of 2022, partially offset by the in-house management of the Solaris (after her redelivery into our managed fleet on April 6, 2022). As a result, daily operating costs per vessel decreased to $13,974 per day for the quarter ended December 31, 2022 from $14,695 per day for the quarter ended December 31, 2021.

General and administrative expenses were $4.2 million for the quarter ended December 31, 2022, compared to $3.5 million for the same period in 2021. The increase of $0.7 million is mainly attributable to the increase in administrative services fees for our fleet, effective January 1, 2022, in connection with the increase in the annual fee per vessel payable to GasLog compared to prior year (approximately $0.3 million per vessel per year), which was partially offset by a decrease in administrative fees due to the sale of the Methane Shirley Elisabeth in the third quarter of 2022. Daily general and administrative expenses increased to $3,240 per vessel ownership day for the quarter ended December 31, 2022, from $2,543 per vessel ownership day for the quarter ended December 31, 2021.

Adjusted EBITDA (1) was $81.1 million for the quarter ended December 31, 2022, compared to $64.2 million for the same period in 2021. The increase of $16.9 million is mainly attributable to the increase in revenues of $16.8 million described above.

The Partnership recognized an aggregate non-cash impairment loss of $4.4 million with respect to two of its Steam vessels for the quarter ended December 31, 2022, in accordance with International Financial Reporting Standards (“IFRS”), as compared to an aggregate impairment loss of $104.0 million for the same period in 2021. The principal factors that led to the recognition of a non-cash impairment loss in the fourth quarter of 2022 included the continuous decline in the fair values of Steam vessels, driven by reduced market expectations of the long-term rates for these older technology vessels, combined with potential costs of compliance with environmental regulations applicable from 2023 onwards.

Financial costs were $15.7 million for the quarter ended December 31, 2022, compared to $9.4 million for the same period in 2021. The increase of $6.3 million in financial costs is mainly attributable to the increase in interest expense on loans, mainly due to an increase in base interest rates (London Interbank Offered Rate, “LIBOR”, and Secured Overnight Financing Rate, “SOFR”) in the fourth quarter of 2022 as compared to the same period in 2021. During the quarter ended December 31, 2022, we had an average of $952.7 million of outstanding indebtedness with a weighted average interest rate of 5.9%, compared to an average of $1,137.7 million of outstanding indebtedness with a weighted average interest rate of 2.4% during the quarter ended December 31, 2021.

Gain on derivatives was $0.4 million for the quarter ended December 31, 2022, compared to $1.8 million for the same period in 2021. The decrease of $1.4 million is attributable to a decrease in unrealized gain from the mark-to-market valuation of interest rate swaps, which were carried at fair value through profit or loss, mainly due to changes in the forward LIBOR curve, partially offset by a decrease in realized loss on interest rate swaps.

Profit was $40.6 million for the quarter ended December 31, 2022, compared to a loss of $70.8 million for the same period in 2021. The increase in profit of $111.4 million is mainly attributable to a decrease in the non-cash impairment loss of $99.6 million and an increase in revenues of $16.8 million, partially offset by an increase in financial costs of $6.3 million, as described above.

Adjusted Profit (1) was $44.8 million for the quarter ended December 31, 2022, compared to $30.7 million for the same period in 2021. The increase in Adjusted Profit of $14.1 million is mainly attributable to the increase in revenues discussed above.

As of December 31, 2022, we had $198.1 million of cash and cash equivalents, of which $57.2 million was held in current accounts and $140.9 million was held in time deposits with an original duration of up to three months. An additional amount of $25.0 million of time deposits with an original duration of greater than three months was classified under short-term cash deposits.

As of December 31, 2022, we had an aggregate of $921.9 million of bank borrowings outstanding under our credit facilities, of which $90.4 million was repayable within one year, and an aggregate of $62.6 million of lease liabilities mainly related to the sale and leaseback of the GasLog Shanghai and Methane Heather Sally, of which $17.4 million was payable within one year.

As of December 31, 2022, our current assets totaled $243.0 million and current liabilities totaled $177.2 million, resulting in a positive working capital position of $65.8 million.

(1)	Adjusted Profit, Adjusted EBITDA and Adjusted EPU are non-GAAP financial measures and should not be used in isolation or as substitutes for GasLog Partners’ financial results presented in accordance with IFRS. For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

(2)	Available days represent total calendar days in the period after deducting off-hire days where vessels are undergoing dry-dockings and unavailable days (for example, days before and after a dry-docking where the vessel has limited practical ability for chartering opportunities).

Sale and Leaseback of the Methane Heather Sally

5

On October 31, 2022, GasLog Partners completed the sale and leaseback of the Methane Heather Sally, a 145,000 cubic meter (“cbm”) Steam LNG carrier, built in 2007, with an unrelated third party, for $50.0 million, resulting in the recognition of a gain on disposal of $0.3 million in the three months ended December 31, 2022. The vessel was sold and leased back under a bareboat charter until mid-2025 with no repurchase option or obligation and remains on its charter with a Southeast Asian charterer.

Preference Unit Repurchase Programme

In the three months ended December 31, 2022, under the Partnership’s preference unit repurchase programme (the “Repurchase Programme”) established in March 2021, GasLog Partners repurchased and cancelled 351,237 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series A Preference Units”), 127,652 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series B Preference Units”) and 144,812 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series C Preference Units”). The aggregate amount paid under the Repurchase Programme in the three months ended December 31, 2022 was $10.5 million, including commissions.

In the year ended December 31, 2022, GasLog Partners has repurchased and cancelled 665,016 Series A Preference Units, 639,189 Series B Preference Units and 669,406 Series C Preference Units at a weighted average price of $24.64, $25.11 and $24.96 per preference unit for Series A, Series B and Series C, respectively, for an aggregate amount of $49.2 million, including commissions.

Since inception of the Repurchase Programme in March 2021 and up to January 26, 2023, GasLog Partners has repurchased and cancelled 665,016 Series A Preference Units, 1,103,618 Series B Preference Units and 938,955 Series C Preference Units at a weighted average price of $24.64, $25.01 and $25.03 per preference unit for Series A, Series B and Series C, respectively, for an aggregate amount of $67.6 million, including commissions.

LNG Market Update and Outlook

Global LNG demand was estimated to be 99.1 million tonnes (“mt”) in the fourth quarter of 2022, according to Wood Mackenzie, Energy Research and Consultancy (“WoodMac”), compared to 95.1 mt in the fourth quarter of 2021, an increase of approximately 4.2%, primarily led by continued strong demand from Europe in response to continued disruption of gas pipeline imports from Russia. Due to increased LNG flows and a very mild fourth quarter, European inventories finished the year at higher-than-average levels (83.4% compared to a 70% five-year average).

Global LNG supply was approximately 104.1 mt in the fourth quarter of 2022, growing by 2.5 mt, or 2.4%, compared to the fourth quarter of 2021, according to WoodMac. During 2022, LNG supply has increased by 17.5 mt with United States (“U.S.”) exports accounting for 6.5 mt despite the continuing outage at Freeport LNG, now targeting a restart in February or early March 2023. 69% of U.S. exports were directed to Europe in 2022, compared to about 34% in 2021, according to Kpler Analytics.

Headline spot rates in the fourth quarter of 2022 rose to new records, $447,500 per day at their peak in November for TFDE vessels, due to a combination of factors. Firstly, a large number of vessels were classified as floating storage due to congestion and speculative floating storage plays targeting the contango in Europe. Secondly, disponent owners were reticent to sublet vessels, further reducing the number of vessels available in the spot market. However, continuing warm weather, high levels of inventories and significant reduction of floating storage in December led to rates subsequently falling to $163,000 per day as of December 30, 2022, as per weekly assessment by Clarksons Research Services Limited (“Clarksons”). Rates continue to drop to around $67,500 per day as of January 20, 2023. This extreme volatility continues to demonstrate the significant impact of weather and seasonality on the LNG freight market.

One-year time charter rates for TFDE LNG carriers averaged $189,231 per day in the fourth quarter of 2022, an 81% increase over the $104,643 per day average in the fourth quarter of 2021. One-year time charter rates for Steam LNG carriers averaged $82,308 per day in the fourth quarter of 2022, 20% higher than the $68,250 daily average in the fourth quarter of 2021.

As of December 31, 2022, Poten & Partners Group Inc. estimated that the orderbook totaled 290 dedicated LNG carriers (>100,000 cbm) with deliveries between 2023 and 2028, representing 48.5% of the on-the-water fleet. Of these, 265 vessels (or 91.3%) have multi-year charters already contracted, leaving 25 vessels uncommitted with deliveries clustered between 2023-2026. There were 172 orders for newbuild LNG carriers in 2022 compared with 75 orders for all of 2021.

Preference Unit Distribution

On January 25, 2023, the board of directors of GasLog Partners approved and declared a distribution on the Series A Preference Units of $0.5390625 per preference unit, a distribution on the Series B Preference Units of $0.5125 per preference unit and a distribution on the Series C Preference Units of $0.53125 per preference unit. The cash distributions are payable on March 15, 2023 to all unitholders of record as of March 8, 2023.

Common Unit Distribution

On January 25, 2023, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.01 per common unit for the quarter ended December 31, 2022. The cash distribution is payable on February 9, 2023 to all unitholders of record as of February 6, 2023.

ATM Common Equity Offering Programme (“ATM Programme”)

The Partnership did not issue any common units under the ATM Programme during the fourth quarter of 2022.

Recent Developments

On January 24, 2023, our board of directors received an unsolicited non-binding proposal from GasLog to acquire all of the outstanding common units representing limited partner interests of the Partnership not already beneficially owned by GasLog, at an aggregate purchase price of $7.70 per common unit in cash, consisting in part of a special distribution by the Partnership of $2.33 per common unit in cash to be distributed to the Partnership’s unitholders immediately prior to the closing of the proposed transaction and the remainder to be paid by GasLog as merger consideration at the closing of the proposed transaction. Our board of directors has authorized its conflicts committee, consisting only of non-GasLog affiliated directors, to review, evaluate, negotiate and accept or reject the proposed transaction. GasLog’s proposal is non-binding and is subject to the negotiation and execution of mutually acceptable definitive documentation. There can be no assurance that any definitive documentation will be executed or that any transaction will materialize.

Our Fleet

Our owned and bareboat fleet currently consists of the following vessels:

6

Owned Fleet

LNG Carrier		Year Built	Cargo Capacity (cbm)	Charterer (for contracts of more than six months)	Propulsion	Charter Expiration (Firm Period)	Optional Period
1	GasLog Sydney	2013	155,000	Naturgy (1)	TFDE	April 2023	—
2	GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028–2031 (2)
3	Methane Rita Andrea	2006	145,000	Energy Major	Steam	October 2023	—
4	Methane Alison Victoria	2007	145,000	CNTIC VPower (3)	Steam	October 2023	2024–2025 (3)
5	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028–2031 (2)
6	Solaris	2014	155,000	Energy Major	TFDE	October 2023	—
7	GasLog Santiago	2013	155,000	Trafigura (4)	TFDE	December 2023	2028 (4)
8	GasLog Seattle	2013	155,000	Major Trading House	TFDE	March 2023	—
				Energy Trading Company (5)		March 2024	—
9	Methane Jane Elizabeth	2006	145,000	Cheniere (6)	Steam	March 2024	2025 (6)
10	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031 (7)
11	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031 (7)
12	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2029	—

(1)	The vessel is chartered to Naturgy Aprovisionamentos S.A. (“Naturgy”).

(2)	Charterer may extend the term of the time charters by two additional periods of five and three years, respectively, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(3)	The vessel is chartered to CNTIC Vpower Energy Ltd. (“CNTIC Vpower”), an independent Chinese energy company. The charterer may extend the term of the related charter by two additional periods of one year, provided that the charterer gives us advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(4)	The vessel is chartered to Trafigura Maritime Logistics PTE Ltd. (“Trafigura”). Charterer may extend the term of this time charter for a five-year period, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(5)	The vessel is expected to commence its time charter with a Swiss-headquartered energy trading company following expiration of its current charter with a major trading house.

(6)	The vessel is chartered to Cheniere Marketing International LLP, a subsidiary of Cheniere. Charterer may extend the term of the time charter by an additional period of one year, provided that the charterer gives us advance notice of declaration.

(7)	Charterer may extend the term of these time charters for a period of five years, provided that the charterer gives us advance notice of declaration.

Bareboat Vessel

LNG Carrier		Year Built	Cargo Capacity (cbm)	Charterer (for contracts of more than six months)	Propulsion	Charter Expiration (Firm Period)	Optional Period
1	GasLog Shanghai (1)	2013	155,000	Woodside (2)	TFDE	February 2025 (2)	2026 (2)
2	Methane Heather Sally (3)	2007	145,000	SEA Charterer (3)	Steam	July 2025	—

(1)	In October 2021, the vessel was sold and leased back from China Development Bank Financial Leasing Co., Ltd. (“CDBL”) for a period of five years, with no repurchase option or obligation.

(2)	The vessel is expected to commence its charter with Woodside Energy Shipping Singapore Pte. Ltd. (“Woodside”) after completing its scheduled dry-docking. Charterer may extend the term of this time charter for a period of one year, provided that the charterer gives us advance notice of declaration.

(3)	In October 2022, the vessel was sold and leased back from an unrelated third party until mid-2025 with no repurchase option or obligation. The vessel is chartered to a Southeast Asian charterer (“SEA Charterer”).

Contracted Charter Revenues

The following table summarizes GasLog Partners’ contracted charter revenues and vessel utilization for the years ending December 31, 2023 and 2024:

	For the years ending December 31,
(in millions of U.S. dollars, except days and percentages)	2023	2024
Contracted time charter revenues(1)(2)(3)(4)	$339.9	$157.3
Total contracted days(1)(2)	4,319	1,984
Total available days(5)	4,990	5,094
Total unfixed days(6)	671	3,110
Percentage of total contracted days/ total available days	86.6%	38.9%

7

(1)	Contracted days are calculated taking into account the firm period charter expiration and expected market conditions as of December 31, 2022.

(2)	Our ships are scheduled to undergo dry-docking once every five years. Revenue calculations assume 365 revenue days per ship per annum, with 30 off-hire days when each ship undergoes scheduled dry-docking.

(3)	For time charters that include a variable rate of hire within an agreed range during the charter period, revenue calculations are based on the agreed minimum rate of hire for the respective period.

(4)	Revenue calculations assume no exercise of any option to extend the terms of the charters.

(5)	Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled dry-docking.

(6)	Represents available days for the ships after the expiration of the existing charters (assuming charterers do not exercise any option to extend the terms of the charters).

The table above provides information about our contracted charter revenues and ship utilization based on contracts in effect for the 14 LNG carriers in our fleet as of December 31, 2022 and through December 31, 2024 (including two vessels sold and leased back under bareboat charters in October 2021 and 2022). The table reflects only our contracted charter revenues for the ships in our owned and bareboat fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters. In particular, the table does not reflect time charter revenues from any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods at comparable charter hire rates. If exercised, the options to extend the terms of our existing charters would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including non-performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 1, 2022. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results and readers are cautioned not to place undue reliance on this information. Neither the Partnership’s independent auditors nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

Conference Call

GasLog Partners will host a conference call to discuss its results for the fourth quarter of 2022 at 8.00 a.m. EST (3.00 p.m. EET) on Thursday, January 26, 2023. The Partnership’s senior management will review the operational and financial performance for the period. Management’s presentation will be followed by a Q&A session.

A live webcast of the conference call will also be available on the Investor Relations page of the GasLog Partners website (http://www.gaslogmlp.com/investors).

The conference call will be accessible domestically or internationally, by pre-registering using the link provided at http://www.gaslogmlp.com/investors. Upon registering, each participant will be provided with a Participant Dial-in Number, and a unique Personal PIN.

For those unable to participate in the conference call, a replay of the webcast will be available on the Investor Relations page of the GasLog Partners website (http://www.gaslogmlp.com/investors).

About GasLog Partners

GasLog Partners is an owner and operator and acquirer of LNG carriers. The Partnership’s fleet consists of 12 wholly-owned LNG carriers as well as two vessels on bareboat charters, with an average carrying capacity of approximately 159,000 cbm. GasLog Partners is a publicly traded master limited partnership (NYSE: GLOP) but has elected to be treated as a C corporation for U.S. income tax purposes and therefore its investors receive an Internal Revenue Service Form 1099 with respect to any distributions declared and received. Visit GasLog Partners’ website at http://www.gaslogmlp.com.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for distributions, and the impact of changes to cash distributions on the Partnership’s business and growth prospects, plans, strategies and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

8

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•	general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;

•	fluctuations in charter hire rates, vessel utilization and vessel values;

•	our ability to secure new multi-year charters at economically attractive rates;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not operating under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;

•	changes in our operating expenses, including crew costs, maintenance, dry-docking and insurance costs and bunker prices;

•	number of off-hire days and dry-docking requirements, including our ability to complete scheduled dry-dockings on time and within budget;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	business disruptions resulting from measures taken to reduce the spread of COVID-19, including possible delays due to the quarantine of vessels and crew, as well as government-imposed shutdowns;

•	fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;

•	fluctuations in exchange rates, especially the U.S. dollar and Euro;
•	our response to GasLog’s non-binding proposal to acquire all of the outstanding common units representing limited partner interests of the Partnership not already beneficially owned by GasLog, and any potential resulting transaction;
•	our ability to expand our portfolio by acquiring vessels through our drop-down pipeline with GasLog or by acquiring other assets from third parties;

•	our ability to leverage GasLog’s relationships and reputation in the shipping industry and the ability of GasLog to maintain long-term relationships with major energy companies and major LNG producers, marketers and consumers to obtain new charter contracts;

•	GasLog’s relationships with its employees and ship crews, its ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;

•	changes in the ownership of our charterers;

•	our customers’ performance of their obligations under our time charters and other contracts;

•	our future operating performance, financial condition, liquidity and cash available for distributions;

•	our distribution policy and our ability to make cash distributions on our units or the impact of changes to cash distributions on our financial position;

•	our ability to obtain debt and equity financing on acceptable terms to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•	future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•	risks inherent in ship operation, including the discharge of pollutants;

•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event;

•	the expected cost of and our ability to comply with environmental and regulatory requirements related to climate change, including with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•	potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists;

•	potential liability from future litigation; and

•	other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on March 1, 2022, available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

Contacts:

Robert Brinberg

Rose & Company

Phone: +1 212-517-0810

Email: gaslog@roseandco.com

EXHIBIT I – Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	December 31, 2021	December 31, 2022
Assets
Non-current assets
Other non-current assets	44	169
Derivative financial instruments—non-current portion	—	1,136
Tangible fixed assets	1,888,583	1,677,771
Right-of-use assets	81,996	93,325
Total non-current assets	1,970,623	1,772,401
Current assets
Trade and other receivables	11,156	11,185
Inventories	2,991	2,894
Prepayments and other current assets	1,433	3,392
Derivative financial instruments—current portion	—	2,440
Short-term cash deposits	—	25,000
Cash and cash equivalents	145,530	198,122
Total current assets	161,110	243,033
Total assets	2,131,733	2,015,434
Partners’ equity and liabilities
Partners’ equity
Common unitholders (51,137,201 units issued and outstanding as of December 31, 2021 and 51,687,865 units issued and outstanding as of December 31, 2022)	579,447	668,953
General partner (1,077,494 units issued and outstanding as of December 31, 2021 and 1,080,263 units issued and outstanding as of December 31, 2022)	10,717	12,608
Preference unitholders (5,750,000 Series A Preference Units, 4,135,571 Series B Preference Units and 3,730,451 Series C Preference Units issued and outstanding as of December 31, 2021 and 5,084,984 Series A Preference Units, 3,496,382 Series B Preference Units and 3,061,045 Series C Preference Units issued and outstanding as of December 31, 2022)	329,334	279,349
Total partners’ equity	919,498	960,910
Current liabilities
Trade accounts payable	9,547	9,300
Due to related parties	952	2,873
Derivative financial instruments—current portion	5,184	—
Other payables and accruals	50,171	57,266
Borrowings—current portion	99,307	90,358
Lease liabilities—current portion	10,342	17,433
Total current liabilities	175,503	177,230
Non-current liabilities
Derivative financial instruments—non-current portion	4,061	—
Borrowings—non-current portion	986,451	831,588
Lease liabilities—non-current portion	45,556	45,136
Other non-current liabilities	664	570
Total non-current liabilities	1,036,732	877,294
Total partners’ equity and liabilities	2,131,733	2,015,434

Unaudited condensed consolidated statements of profit or loss

For the three-month periods and the years ended December 31, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except per unit data)

	For the three months ended		For the years ended
	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022
Revenues	88,167	104,974	326,142	371,034
Voyage expenses and commissions	(1,561)	(1,740)	(6,863)	(6,756)
Vessel operating costs	(18,927)	(17,998)	(75,333)	(72,363)
Depreciation	(22,728)	(22,583)	(85,493)	(87,490)
General and administrative expenses	(3,508)	(4,175)	(13,362)	(17,509)
(Loss)/gain on disposal of vessels	(630)	337	(630)	171
Impairment loss on vessels	(103,977)	(4,444)	(103,977)	(32,471)
(Loss)/profit from operations	(63,164)	54,371	40,484	154,616
Financial costs	(9,393)	(15,699)	(37,297)	(47,639)
Financial income	11	1,491	43	2,363
Gain on derivatives	1,762	430	2,496	9,646
Total other expenses, net	(7,620)	(13,778)	(34,758)	(35,630)
(Loss)/profit and total comprehensive (loss)/income for the period	(70,784)	40,593	5,726	118,986

(Loss)/earnings per unit, basic and diluted:
Common unit, basic	(1.50)	0.66	(0.47)	1.77
Common unit, diluted	(1.50)	0.64	(0.47)	1.71
General partner unit	(1.50)	0.66	(0.46)	1.76

Unaudited condensed consolidated statements of cash flows

For the years ended December 31, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars)

	For the years ended
	December 31, 2021	December 31, 2022

Cash flows from operating activities:
Profit for the year	5,726	118,986
Adjustments for:
Depreciation	85,493	87,490
Impairment loss on vessels	103,977	32,471
Loss/(gain) on disposal of vessels	630	(171)
Financial costs	37,297	47,639
Financial income	(43)	(2,363)
Gain on derivatives	(2,496)	(9,646)
Share-based compensation	378	760
	230,962	275,166
Movements in working capital	2,424	2,578
Net cash provided by operating activities	233,386	277,744
Cash flows from investing activities:
Proceeds from sale and sale and leaseback, net	117,569	101,981
Payments for tangible fixed assets additions	(19,443)	(2,529)
Payments for right-of-use assets	—	(16)
Financial income received	43	1,974
Maturity of short-term cash deposits	2,500	25,000
Purchase of short-term cash deposits	(2,500)	(50,000)
Net cash provided by investing activities	98,169	76,410
Cash flows from financing activities:
Borrowings repayments	(205,179)	(168,585)
Principal elements of lease payments	(2,217)	(12,242)
Interest paid	(42,239)	(43,051)
Release of cash collateral for interest rate swaps	280	—
Payment of loan issuance costs	—	(21)
Repurchases of preference units	(18,388)	(49,247)
Payment of offering costs	(346)	(20)
Proceeds from public offerings of common units and issuances of general partner units (net of underwriting discounts and commissions)	10,205	16
Distributions paid (including common and preference)	(31,877)	(29,101)
Net cash used in financing activities	(289,761)	(302,251)
Effects of exchange rate changes on cash and cash equivalents	—	689
Increase in cash and cash equivalents	41,794	52,592
Cash and cash equivalents, beginning of the year	103,736	145,530
Cash and cash equivalents, end of the year	145,530	198,122

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA is defined as earnings before financial income and costs, gain/loss on derivatives, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before impairment loss on vessels, gain/loss on disposal of vessels and restructuring costs. Adjusted Profit represents earnings before (a) non-cash gain/loss on derivatives that includes unrealized gain/loss on derivatives held for trading, (b) write-off and accelerated amortization of unamortized loan fees, (c) impairment loss on vessels, (d) gain/loss on disposal of vessels and (e) restructuring costs. Adjusted EPU, represents Adjusted Profit (as defined above), after deducting preference unit distributions and adding/deducting any difference between the carrying amount of preference units and the fair value of the consideration paid to settle them, divided by the weighted average number of units outstanding during the period. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, financial costs, gain/loss on derivatives, taxes, depreciation and amortization; in the case of Adjusted EBITDA, impairment loss on vessels, gain/loss on disposal of vessels and restructuring costs and, in the case of Adjusted Profit and Adjusted EPU, non-cash gain/loss on derivatives, write-off and accelerated amortization of unamortized loan fees, impairment loss on vessels, gain/loss on disposal of vessels and restructuring costs, which items are affected by various and possibly changing financing methods, financial market conditions, general shipping market conditions, capital structure and historical cost basis and which items may significantly affect results of operations between periods. Restructuring costs are excluded from Adjusted EBITDA, Adjusted Profit and Adjusted EPU because restructuring costs represent charges reflecting specific actions taken by management to improve the Partnership’s future profitability and therefore are not considered representative of the underlying operations of the Partnership. Impairment loss is excluded from Adjusted EBITDA, Adjusted Profit and Adjusted EPU because impairment loss on vessels represents the excess of their carrying amount over the amount that is expected to be recovered from them in the future and therefore is not considered representative of the underlying operations of the Partnership. Gain/loss on disposal of vessels is excluded from Adjusted EBITDA, Adjusted Profit and Adjusted EPU because gain/loss on disposal of vessels represents the difference between the carrying amount and the amount that was recovered through sale and therefore is not considered representative of the underlying operations of the Partnership.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU are not adjusted for all non-cash income or expense items that are reflected in our statement of cash flows and other companies in our industry may calculate these measures differently to how we do, limiting their usefulness as comparative measures. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU exclude some, but not all, items that affect profit or loss and these measures may vary among other companies. Therefore, EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU as presented herein may not be comparable to similarly titled measures of other companies. The following tables reconcile EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU to Profit, the most directly comparable IFRS financial measure, for the periods presented.

In evaluating EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU should not be construed as an inference that our future results will be unaffected by the excluded items.

Reconciliation of (Loss)/profit to EBITDA and Adjusted EBITDA:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the years ended
	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022
(Loss)/profit for the period	(70,784)	40,593	5,726	118,986
Depreciation	22,728	22,583	85,493	87,490
Financial costs	9,393	15,699	37,297	47,639
Financial income	(11)	(1,491)	(43)	(2,363)
Gain on derivatives	(1,762)	(430)	(2,496)	(9,646)
EBITDA	(40,436)	76,954	125,977	242,106
Impairment loss on vessels	103,977	4,444	103,977	32,471
Loss/(gain) on disposal of vessels	630	(337)	630	(171)
Restructuring costs	—	—	—	168

Adjusted EBITDA	64,171	81,061	230,584	274,574

Reconciliation of (Loss)/profit to Adjusted Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the years ended
	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022
(Loss)/profit for the period	(70,784)	40,593	5,726	118,986
Non-cash gain on derivatives	(3,736)	(242)	(11,092)	(12,821)
Write-off of unamortized loan fees	604	360	604	654
Impairment loss on vessels	103,977	4,444	103,977	32,471
Loss/(gain) on disposal of vessels	630	(337)	630	(171)
Restructuring costs	—	—	—	168
Adjusted Profit	30,691	44,818	99,845	139,287

Reconciliation of (Loss)/profit to EPU and Adjusted EPU:

(Amounts expressed in thousands of U.S. Dollars, except unit and per unit amounts)

	For the three months ended		For the years ended
	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022
(Loss)/profit for the period	(70,784)	40,593	5,726	118,986
Adjustment for:
Accrued preference unit distributions	(7,201)	(6,159)	(29,694)	(26,458)
Differences on repurchase of preference units	(137)	415	(2)	195
Partnership’s (loss)/profit attributable to:	(78,122)	34,849	(23,970)	92,723
Common units	(76,510)	34,136	(23,488)	90,821
General partner units	(1,612)	713	(482)	1,902
Weighted average units outstanding (basic)
Common units	51,137,201	51,687,865	49,501,674	51,422,248
General partner units	1,077,494	1,080,263	1,049,800	1,078,897
EPU (basic)
Common units	(1.50)	0.66	(0.47)	1.77
General partner units	(1.50)	0.66	(0.46)	1.76

	For the three months ended		For the years ended
	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022
(Loss)/profit for the period	(70,784)	40,593	5,726	118,986
Adjustment for:
Accrued preference unit distributions	(7,201)	(6,159)	(29,694)	(26,458)
Differences on repurchase of preference units	(137)	415	(2)	195
Partnership’s (loss)/profit used in EPU calculation	(78,122)	34,849	(23,970)	92,723
Non-cash gain on derivatives	(3,736)	(242)	(11,092)	(12,821)
Write-off of unamortized loan fees	604	360	604	654
Impairment loss on vessels	103,977	4,444	103,977	32,471
Loss/(gain) on disposal of vessels	630	(337)	630	(171)
Restructuring costs	—	—	—	168
Adjusted Partnership’s profit used in EPU calculation attributable to:	23,353	39,074	70,149	113,024
Common units	22,871	38,275	68,691	110,704
General partner units	482	799	1,458	2,320
Weighted average units outstanding (basic)

Common units	51,137,201	51,687,865	49,501,674	51,422,248
General partner units	1,077,494	1,080,263	1,049,800	1,078,897
Adjusted EPU (basic)
Common units	0.45	0.74	1.39	2.15
General partner units	0.45	0.74	1.39	2.15